Exhibit 99.2

Manager Listing Process - Q&A

In connection with the upcoming division of Brookfield Asset Management Inc. (“Brookfield”) into two publicly traded companies – Brookfield Corporation (the “Corporation”), which will be the new name of Brookfield Asset Management Inc., and Brookfield Asset Management Ltd. (the “Manager”), which will be implemented through a statutory plan of arrangement (the “Arrangement”), the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) will both implement “if, as and when-issued” and “due bill” trading commencing December 1, 2022 and ending at the close of business on December 9, 2022 and with the Manager commencing regular way trading on both stock exchanges on December 12, 2022. During this period, these designations will impact how the Class A Shares of the Corporation and the Manager trade on both exchanges. Please refer to the Q&A below for the details of what is to be expected during this period.

If the Arrangement becomes effective on December 9, as expected, holders of Class A Shares of the Corporation (the “Corporation Class A Shares”) of record on December 2, 2022 will receive 0.25 of a Class A Share of the Manager (a “Manager Class A Share”) on December 9, 2022, for each Corporation Class A Share held. The Manager has received conditional approval to list its Class A Shares on the NYSE and the TSX. Listing of the Manager Class A Shares on the NYSE and the TSX is subject to Manager fulfilling all the requirements of the NYSE and the TSX, respectively.

All capitalized terms used and not defined here will have the same meanings as in the Management Information Circular of Brookfield filed on October 6, 2022. The information below is a summary of what shareholders should be aware of and does not constitute advice in relation to any matter. Shareholders are encouraged to consult their brokers and financial advisors regarding the specific consequences of trading their shares prior to the Effective Date.

Q&A for Class A Shareholders of Brookfield Asset Management Inc.

1.	What are all the events that will occur between December 1, 2022 and December 12, 2022 in connection with the division of Brookfield into the Corporation and the Manager?

•	December 1, 2022 - The date on which “due bill” trading and “if, as and when issued” trading is expected to commence on the NYSE and the TSX. Investors should be aware of the following features:

•

Trades in the Corporation Class A Shares in the “due bill” market under the Corporation’s existing name “Brookfield Asset Management Inc.” and symbols “BAM” and “BAM.A” on the NYSE and TSX, respectively, will include the entitlement to receive Manager Class A Shares at 5:00 PM on December 9, 2022.

•

Trades in the symbols “BN WI” and “BN” on the NYSE and the TSX, respectively, on or after December 1, 2022 in the “if, as and when issued” market, will represent Corporation Class A Shares only, under the Corporation’s new name “Brookfield Corporation”, allowing a person to trade the Corporation Class A Shares without the entitlement to receive any Manager Class A Shares he or she will receive in the Arrangement. The Corporation expects “if, as and when-issued” trades of Corporation Class A Shares to settle three (3) business days after completion of the Arrangement.

•

Trades in the symbols “BAM WI” and “NBAM” on the NYSE and TSX, respectively, in the “if, as and when issued” market, will represent Manager Class A Shares under the Manager’s name “Brookfield Asset Management Ltd.”, allowing a holder to buy and sell Manager Class A Shares that will be received in the Arrangement without the entitlement to receive any Corporation Class A Shares. The Corporation expects “if, as and when-issued” trades of Manager Class A Shares to settle three (3) business days after completion of the Arrangement.

•	December 2, 2022 - The record date for the Arrangement.

•

December 9, 2022 - The effective date of the Arrangement (“Effective Date”) and the date (being the Distribution Date) on which the shareholders of the Corporation are expected to receive Manager Class A Shares pursuant to the Arrangement.

•

December 12, 2022 - The date on which the Corporation Class A Shares and the Manager Class A Shares are expected to commence trading on the NYSE and the TSX under the following symbols (and with respect to the Corporation Class A Shares, under the new name “Brookfield Corporation”):

•	Corporation – “BN”

•	Manager – “BAM”

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2.	What are the current and post-Arrangement trading symbols of Brookfield?

Security	Current Symbol		Post-Arrangement Symbol
	NYSE	TSX	NYSE	TSX
Class A Shares	BAM	BAM.A	BN	BN

3.	What are the post-Arrangement trading symbols of the Manager?

Security	NYSE	TSX
Class A Shares	BAM	BAM

4.	What is “if, as and when-issued” trading?

“If, as and when issued” trading refers to a share transaction made conditionally on or before the distribution or issuance date because the share is not yet available (and if the conditions to the distribution or issuance are not met, such that the distribution or issuance is not made, all “if, as and when issued” trades do not settle and are null and void).

5.	What is “due-bill” trading?

A “due bill” is an entitlement to receive (among other things) a security that can attach to a share. In circumstances where an issuer is undergoing certain material corporate events that will involve a distribution, such as stock-splits, spin-offs or other distributions in circumstances where the effective date or payment date of the event cannot be determined with certainty in advance, “due bills” are attached to the listed shares of that issuer on the Ex Date, which “due bills” represent the entitlement to receive that distribution notwithstanding that the shares began trading “ex-distribution” on the Ex Date. In this way, the buyer and seller of the share will be acquiring and disposing of both the share and the distribution “due bill” entitlement on and after the Ex Date, and therefore the listed share should continue to carry the appropriate market value until the “due bill” entitlement has been paid.

A “due bill” trading market will be used in connection with the Arrangement in order to address such uncertainties. In such a market, any trades with respect to “BAM” and “BAM.A” during the applicable period will have “due bills” attached carrying the right to receive Manager Class A Shares. By having such a “due bill” market, the Ex Date for the Corporation Class A Shares (trading under the symbols “BAM” and “BAM.A”) in such market will be deferred and buyers and sellers will be certain of the entitlements attaching thereto.

Shareholders trading shares listed under the symbols “BAM” (on the NYSE) and “BAM.A” (on the TSX), in this market during the applicable period will not be required to take any special action. All such trades executed during the applicable period will be automatically flagged to ensure buyers receive the distribution entitlement and sellers do not. Shares listed under the symbols “BAM” (on the NYSE) and “BAM.A” (on the TSX) that trade on the “due-bills” market will trade with an entitlement to receive Manager Class A Shares under the Arrangement, and such shares will settle on a “regular-way” basis.

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Q&A for Preference Shareholders of Brookfield Asset Management Inc.

6.	What are all the events that will occur between December 1, 2022 and December 12, 2022 in connection with the division of Brookfield into the Corporation and the Manager?

•

December 1, 2022 - There will be no “due bill” or “if, as and when issued” markets for the Corporation Affected Preference Shares and the Corporation New Preference Shares, respectively. Until completion of the Arrangement on December 9, 2022, the Corporation Affected Preference Shares will continue to trade on the TSX under the symbols in “BAM.PR.E” (Series 8) and “BAM.PR.G” (Series 9). Following completion of the Arrangement, the Corporation New Preference Shares will trade on the TSX under the symbols “BN.PF.K” (Series 51) and “BN.PF.L” (Series 52).

•

December 9, 2022 - The Effective Date of the Arrangement and the date (being the Distribution Date) on which the holders of the Corporation are expected to receive for each Corporation Affected Preference Share held a dividend through to (but excluding) the Effective Date, a fraction of a Manager Class A Share and a Corporation New Preference Share, pursuant to the Arrangement.

•	December 12, 2022 - The date on which the Corporation New Preference Shares are expected to commence trading on the TSX under the symbols “BN.PF.K” (Series 51) and “BN.PF.L” (Series 52).

7.	If I hold Corporation Affected Preference Shares, how do I receive my Corporation New Preference Shares and Manager Class A Shares?

Pursuant to the Arrangement, holders of Corporation Affected Preference Shares will receive for each Corporation Affected Preference Share held a dividend through to (but excluding) the Effective Date, a fraction of a Manager Class A Share and a Corporation New Preference Share. The amount of the fraction of the Manager Class A Share will be determined prior to completion of the Arrangement and announced in a press release on or around the closing date.

If you are a non-registered holder of Corporation Affected Preference Shares, you do not need to take further steps to receive the consideration to which you are entitled under the Arrangement.

If you are a registered holder of Corporation Affected Preference Shares, you are required to complete and return a letter of transmittal to TSX Trust Company, together with the certificates representing your Corporation Affected Preference Shares, in order to receive the consideration to which you are entitled under the Arrangement.

8.	What are the current and post-Arrangement trading symbols of Brookfield?

Security	Current Symbol		Post-Arrangement Symbol
	NYSE	TSX	NYSE	TSX
Class A Preference Shares (Series 2)	—	BAM.PR.B	—	BN.PR.B
Class A Preference Shares (Series 4)	—	BAM.PR.C	—	BN.PR.C
Class A Preference Shares (Series 8)	—	BAM.PR.E	—	—
Class A Preference Shares (Series 9)	—	BAM.PR.G	—	—
Class A Preference Shares (Series 13)	—	BAM.PR.K	—	BN.PR.K
Class A Preference Shares (Series 17)	—	BAM.PR.M	—	BN.PR.M
Class A Preference Shares (Series 18)	—	BAM.PR.N	—	BN.PR.N
Class A Preference Shares (Series 24)	—	BAM.PR.R	—	BN.PR.R
Class A Preference Shares (Series 25)	—	BAM.PR.S	—	BN.PR.S
Class A Preference Shares (Series 26)	—	BAM.PR.T	—	BN.PR.T
Class A Preference Shares (Series 28)	—	BAM.PR.X	—	BN.PR.X
Class A Preference Shares (Series 30)	—	BAM.PR.Z	—	BN.PR.Z
Class A Preference Shares (Series 32)	—	BAM.PF.A	—	BN.PF.A
Class A Preference Shares (Series 34)	—	BAM.PF.B	—	BN.PF.B
Class A Preference Shares (Series 36)	—	BAM.PF.C	—	BN.PF.C
Class A Preference Shares (Series 37)	—	BAM.PF.D	—	BN.PF.D
Class A Preference Shares (Series 38)	—	BAM.PF.E	—	BN.PF.E
Class A Preference Shares (Series 40)	—	BAM.PF.F	—	BN.PF.F
Class A Preference Shares (Series 42)	—	BAM.PF.G	—	BN.PF.G
Class A Preference Shares (Series 44)	—	BAM.PF.H	—	BN.PF.H
Class A Preference Shares (Series 46)	—	BAM.PF.I	—	BN.PF.I
Class A Preference Shares (Series 48)	—	BAM.PF.J	—	BN.PF.J
Class A Preference Shares (Series 51)	—	—	—	BN.PF.K
Class A Preference Shares (Series 52)	—	—	—	BN.PF.L

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